

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2020

Erik Levitt
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
15 Corporate Place South, Suite 100
Piscataway, New Jersey 08854

Re: Hammer Fiber Optics Holdings Corp.
   Registration Statement on Form S-1
   Filed January 29, 2020
   File No. 333-236142

Dear Mr. Levitt:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Frederick M. Lehrer, Esq.